Exhibit 99.1

SolarBank’s 7.2 MW Hoadley Hill Project Successfully Completes Major Interconnection Study on Path to Permit

Project to Power Equivalent of 850 Homes

Toronto, Ontario, July 8, 2025 — SolarBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN; FSE: GY2) (“SolarBank” or the “Company”), a leading North American developer and owner of clean energy assets, is pleased to announce that its 7.2 MW Hoadley Hill Road ground-mount solar project in upstate New York (the “Project”) has officially cleared a key milestone: the Coordinated Electric System Interconnection Review (CESIR). This critical regulatory green light paves the way for the next major steps —securing full site permits, financing and preparing for construction.

●	The Project is slated to deliver enough power to serve approximately 850 homes and will feed directly into the local grid.

●	Backed by New York’s VDER (Value of Distributed Energy Resources) compensation mechanism, the Project is currently projected to receive US$0.0971/kWh in year-one average compensation.

“With the interconnection review now in the rearview mirror, we’re shifting into high gear,” said SolarBank CEO Dr. Richard Lu. “We’re now full speed ahead on permitting and project financing to bring this clean energy solution online.”

SolarBank is also targeting incentives through NYSERDA’s NY-Sun Program, with the potential to secure a one-time payment of up to US$0.395/W DC. These state-backed incentives are designed to de-risk the capital stack and accelerate the pace of solar deployment across New York State.

Once permits and financing are secured, SolarBank intends to begin construction on what will be structured as a community solar project. That means no rooftop required—residents and businesses alike will be able to subscribe to the solar farm and receive credits on their utility bills. Community solar has become one of the most dynamic segments of the renewable energy market, offering low-barrier access to clean power and cost savings without the installation or maintenance hassle.

The Hoadley Hill project highlights SolarBank’s scalable model and ability to execute. With over 100 MW of projects built and a development pipeline exceeding 1 GW, the Company brings deep bench strength and institutional-quality infrastructure development to the table.

New York State remains the national leader in solar development, currently generating nearly one-third of the total 6.2 GW of community solar capacity across the United States. This Project adds further momentum to the state’s push toward 6 GW of installed solar by the end of 2025—a cornerstone goal of its Climate Leadership and Community Protection Act.

SolarBank’s Hoadley Hill solar project sits at the intersection of climate goals, community engagement, and long-term energy infrastructure value. As a fully merchant project optimized for incentive alignment and future cash flows, it also reflects the growing maturity of the community solar model.

There are several risks associated with the development of the Project. The development of any project is subject to receipt of a community solar contract, receipt of required permits, the availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the Projects and statements made in this press release.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar, Battery Energy Storage System (BESS) and EV Charging projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power projects mentioned in this press release; the number of homes expected to be powered; the timeline for construction; the expected CO2 reductions; the expected savings for local residents; and benefits of the Project to the Company; the receipt of interconnection approval, permits and financing to be able to construct the Projects; the receipt of incentives for the Projects; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the failure to execute definitive documentation for the CIM transaction; the failure to satisfy all conditions precedent for the CIM transaction; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

Source: SolarBank Corporation